Exhibit 12

SPRINGLEAF FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in thousands)	Successor Company	Predecessor Company
Three Months Ended March 31,	2011	2010
Earnings: Loss before benefit from income taxes	$ (87,324)	$ (38,623)
Interest expense	350,633	256,993
Implicit interest in rents	3,435	3,708
Total earnings	$266,744	$222,078
Fixed charges: Interest expense	$350,633	$256,993
Implicit interest in rents	3,435	3,708
Total fixed charges	$354,068	$260,701
Ratio of earnings to fixed charges*	0.75	0.85

*

Earnings were inadequate to cover total fixed charges by $87.3 million for the three months ended March 31, 2011 and $38.6 million for the three months ended March 31, 2010.

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